SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02,808,708/0001-07

NIRE [Corporate Registration Identification Number] 35,300,157,770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on October 4, 2011, drawn up in summary form.

1.            Date, time and venue:  On October 4, 2011, starting at 5:30 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Messrs.  Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

3.            Board:  Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Issuance of Shares – FINOR.  Pursuant to article 9 of the Company’s By-laws, to approve the issuance of 87,261  preferred shares, without voting rights, at the subscription price of R$ 55.89 per share, representing the total amount of R$ 4,877,017.29, entitled to its corresponding stake in the Company’s results, pursuant to its By-Laws, to be subscribed by the Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil - FINOR) in accordance with article 9 of Law 8,167, of January 16, 1991, to be fully paid-in in cash, upon fulfillment of the legal formalities and conditions pre-established for such payment, as set forth in the attached subscription bulletin (Attachment I), through a deposit of the aforementioned amount at Banco do Nordeste do Brasil S/A’s branch in the city of Aracaju, State of Sergipe, to the benefit of the Company.

4.1.1.  The shares hereby issued shall be entitled to receive dividends declared by the Company as from the date of their effective subscription, without, however, any preemptive rights on future share issuances.

4.1.2. The issuance of shares hereby approved shall not give rise to preemptive rights of the current shareholders, pursuant to the sole paragraph of article 172 of Law 6,404/76 and to the sole paragraph of article 9 of the Company’s By-Laws.

4.2. Capital Stock. As a result of the resolutions above, to ratify that the capital stock of the Company is now of R$8,303,936,160.63, divided into 3,117,797,685  shares, being 1,751,135,331  common shares and 1,366,662,354 preferred shares.

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5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, October 4, 2011.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Herbster Gusmão

/s/ Vicente Falconi Campos	/s/ Luis Felipe Pedreira Dutra Leite

/s/ José Heitor Attilio Gracioso	/s/ Paulo Alberto Lemann

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Pedro de Abreu Mariani Secretary

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ATTACHMENT I

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ n. 02,808,708/0001-07

NIRE n. 35,300,157,770

FINOR SHARE SUBSCRIPTION BULLETIN PUSUANT TO ARTICLE 9 OF LAW N. 8,167/91

Subscription Bulleting of 87,261 preferred shares, at the subscription price of R$ 55.89 per share, in the total amount of R$4,877,017.29, which shares represent parto of the company “COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV” capital stock, without voting rights and entitled to the remaining rights and advantages established in the company’s By-Laws, to be fully subscribed by FUNDO DE INVESTIMENTOS DO NORDESTE – FINOR, pursuant to Article 9 of Law n. 8,167/91, to be fully paid-in in cash, upon fulfillment of the legal formalities and conditions pre-established for such payment, as approved in the Company’s Board of Directors’ Meeting held on October 4, 2011.

SUBSCRITOR	SHARES TO BE SUBSCRIBED	AMOUNT TO BE PAID (R$)
FUNDO DE INVESTIMENTOS DO NORDESTE – FINOR BANCO DO NORDESTE DO BRASIL S/A General Manager	87.261	R$4,877,017.29

São Paulo, October 4, 2011.

Agreed:

_________________________________________________

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

         Attorney-in-Fact                         Attorney-in-Fact

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer